Asia Carbon Industries, Inc.
11E 86th Street, Suite 19B
New York NY 10005

September 24, 2012

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention: John Cash, Branch Chief

Re:	Asia Carbon Industries, Inc. Form 10-K for the year ended December 31, 2011 Filed March 29, 2012 File No. 333-167090

Dear Mr. Cash:

Asia Carbon Industries, Inc., a Maryland corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2012 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comment is set forth in italics below, followed by the response of the Company.

Item 9A. Controls and Procedures, page 27

1.
Please provide an explanation to us detailing how you determined disclosure controls and procedures were effective at December 31, 2011 while internal controls over financial reporting were deemed not effective.

Response:

We acknowledge the Staff’s comment in this aspect.  Management further reviewed certain guidance related to disclosure controls and procedures, including a release promulgated by the Commission re: The Final Rules on Management Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports effective August 14, 2003 (the “Release”) and understood that “…disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances in accordance with generally accepted accounting principles.” Given the nature of the material weaknesses identified and described in the Form 10-K, we believe the Company’s disclosure controls and procedures were ineffective as of December 31, 2011.  The contrary conclusion we came to, as described in the Form 10-K, was based on a different understanding that disclosure controls and procedures are not subsumed by internal control over financial reporting. However, by further examination of the guidance included in the Release, such an understanding had been superseded.

Since the quarter ended March 31, 2012, we have been applying and will continue to apply that principle illustrated in the Release as quoted above in our future evaluation of the disclosure controls and procedures to be performed by our principal executive officers.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xiaolong Zhou Xiaolong Zhou
Chief Financial Officer